Arthro Pharmaceuticals Inc.

3316 West 1st Avenue, Vancouver, B.C., V6R 1G4

Tel 604-732-8455 Mobile 604-802-7372 Fax 604-732-8459 Email p.hughes@shaw.ca

May 1, 2006

Mr. John D. Reynolds

Ms. Goldie Walker

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Arthro Pharmaceuticals, Inc. (the "company")

File No. 333-130729

'Request For Acceleration of Effective Date of Registration Statement'

Dear Sirs/Madames,

This letter serves as a request for acceleration of effective dated of registration for Arthro Pharmaceuticals, Inc. (file number 333-130729) for 2 pm, Tuesday, May 2, 2006, or, the earliest practical time and date, thereafter.

Arthro Pharmaceuticals Inc. acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the file effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above, please do not hesitate to contact the writer by tel 604-732-8455, fax 604-732-8459 or email p.hughes@shaw.ca

Thank you.

Sincerely,

/s/ Peter Hughes

Peter Hughes

President, Director

Arthro Pharmaceuticals, Inc.